Exhibit G/Form of Public Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)

     Cinergy Corp., a registered holding company ("Cinergy"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed a declaration under sections 6(a) and 7 of the Act and rule 54 thereunder.

     On December 16, 1998, Cinergy's Board of Directors approved resolutions adopting the Cinergy Corp. Sharesave Scheme ("Plan") for employees of Cinergy Global Power Services Ltd. ("CGPS"), an indirect wholly-owned subsidiary of Cinergy organized under the laws of the United Kingdom ("UK").

     Cinergy has two direct wholly-owned nonutility subsidiaries, Cinergy Investments, Inc. and Cinergy Global Resources, Inc. ("CGR"), which function as holding companies for Cinergy's domestic and foreign nonutility subsidiaries, respectively. Formed in 1997 as a direct wholly-owned subsidiary of CGR, CGPS provides project development, asset management and other centralized services on CGR's behalf in connection with potential and actual investments in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs"). CGPS had 35 employees at year-end 1998, working in project development/asset management, finance and company administration, with the bulk of the employees falling in the project development/asset management function.

     Cinergy now seeks authority to issue (or, in the case of shares purchased on the open market, to acquire on behalf of plan participants) and sell, from time to time through December 31, 2004, up to 75,000 shares of Cinergy common stock, $.01 par value per share ("Common Stock"), under the Plan. Both authorized and unissued shares of Common Stock and previously issued shares of Common Stock acquired by Cinergy on the open market, in negotiated transactions or otherwise may be issued and sold to CGPS employees pursuant to the Plan. Cinergy proposes to use proceeds from sales of Common Stock under the Plan for general corporate purposes.

     Cinergy states that the Plan is governed by and conforms to UK law and has received preliminary approval from the Inland Revenue, the UK taxation agency equivalent to the Internal Revenue Service. According to Cinergy, the necessary documentation has been submitted to the Inland Revenue for formal approval, which will be obtained before the Plan is implemented.
The Plan is a typical UK "sharesave scheme" permitting employees to purchase parent company stock at a discount.

     The Plan will be administered by a three-person committee ("Plan Committee") initially comprised of two CGPS officers and one Cinergy officer. Subject to certain conditions and restrictions, all current and future employees of CGPS will be eligible to participate in the Plan.

     Each participating employee in the Plan will be granted a right (an "Option") to acquire shares of Common Stock at a discount of up to 20% of market value, by entering into a savings contract ("Savings Contract") to save between 10 and 250 pounds sterling per month over either a three or five year period. Each participant will make monthly contributions to a savings account ("Savings Account") which will be initially administered by Computershare Services plc as agent for the Royal Bank of Scotland ("Savings Carrier").

     Cinergy states that the Plan has three main attractions for participants. First, Options are granted at a discount up to 20% of the market value of the Common Stock. Second, any gains on the exercise of the Options will be tax-free for the participant. Third, participants that make monthly contributions for the entire three or five year savings period will be entitled to receive a tax-free bonus.

     Under the Plan, and after it has been approved by the Inland Revenue, the Plan Committee will invite applications ("Date of Invitation") from eligible employees to apply to enter into three and/or five year Savings Contracts. Each offering period will make available both three and five year Savings Contracts, although an employee that elects to participate may do so only via a single Savings Contract three or five years with respect to that offering period. The invitation will state the US dollar price per share of Common Stock ("Option Price") at which participating employees may acquire shares of Common Stock upon the exercise of Options. The Option Price will be set at a discount of up to 20% (the maximum permitted under UK law) of the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on the most recent trading date preceding the Date of Invitation. The actual size of the discount will be determined by the Plan Committee in its discretion, provided that the size of the discount will be identical for both the three and five year Savings Contracts for that offering period. The invitation will also direct each participant to choose the amount of its monthly contribution to the Plan, with a minimum of 10 pounds sterling and a maximum of 250 pounds sterling per month.

     In each subsequent year in which the Plan is in effect, the Plan Committee may determine to initiate a new offering period for three and five year Savings Contracts, and each eligible employee may be granted Options thereunder, notwithstanding concurrent or prior participation by the employee in one or more additional Savings Contracts relating to separate offering periods, provided that in respect of all Savings Contracts in which the employee is participating, that particular employee's contributions do not exceed 250 pounds sterling in total in any one month.

     Within 14 days of the Date of Invitation, eligible employees that wish to participate in the Plan must submit their applications for the grant of Options under the Plan. Each application must specify whether the employee wishes to enter into a three or five year Savings Contract and the amount of the monthly contribution (from 10 to 250 pounds sterling), via a payroll deduction, that the employee wishes to make for the duration of that Savings Contract.

     Within 29 days after the Date of Invitation, the Plan Committee will grant to each eligible employee who has submitted a valid application an Option reflecting the terms requested in the application.

     At the end of the Savings Contract ("Maturity Date"), a tax-free bonus will be payable by the Savings Carrier which, for the initial offering period, will be equal to 2.75 or 7.5 monthly salary payments, depending on whether the employee has opted for a three or five year Savings Contract, respectively. The tax-free bonus will be added to the savings accumulated in the Savings Account through the monthly payroll deductions. For any offering period, the Plan Committee has the discretion (which it must exercise at the time the Options are granted) to permit those employees who have opted for five year Savings Contracts to leave their accumulated savings in their Savings Accounts for an additional two years, thereby earning a tax-free bonus payable at the end of the seventh year equivalent to 13.5 monthly contributions from salary.

     Generally, the Options will not be exercisable until the six-month period commencing with the end of the three or five year Savings Contract that the employee has chosen. Upon exercise of the Option, the employee will be entitled to purchase the largest whole number of shares of Common Stock (with any residual funds to be returned to the employee) at the then-current exchange rate, determined by the sum of (a) the employee's total monthly contributions for the period of the Savings Contract and (b) the bonus payments described above (collectively, "Exercise Price"), divided by the Option Price.

     Notwithstanding the general rule that Options may be exercised only at the end of the Savings Contract, there are certain circumstances in which employees may exercise Options prior to the end of the three or five year Savings Contract. For example, subject to certain conditions, if the participant leaves the employment of CGPS due to retirement, ill health, death, severance or other "good leaver" circumstances (as specified in the Plan), or if Cinergy is subject to a change in control or liquidation or similar events, a participant may in either case exercise his Option(s), to the extent of his accumulated savings to that date together with interest thereon (provided the Savings Account has been open for at least 12 months) at the rate of 3% per annum. No bonus will be payable in that situation, however.

     Participants are not required to exercise Options upon maturity of the Savings Contracts. In the event the Option Price is higher than the market value of the Common Stock on the Maturity Date, i.e., the Options are "underwater", participants may withdraw the amounts accrued in their respective Savings Accounts to that date, together with their matching bonus payments.

     The Plan has a ten years' duration. At any time, by action of the Cinergy Board or the Plan Committee, Cinergy may alter, amend or terminate the Plan, provided that no amendment shall become effective without approval of the Inland Revenue. All administrative costs of the Plan will be borne by Cinergy.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.